                                                             EXHIBIT 9 (a)(viii)

DATE:             October 16, 1997

CONTACT:          Maxcor Financial Group Inc.
                  2 World Trade Center, 84th floor
                  New York, N.Y. 10048
                  Gilbert Scharf
                  (212)  748-7000

FOR IMMEDIATE RELEASE
---------------------

MAXCOR FINANCIAL GROUP INC.
ANNOUNCES COMMENCEMENT OF ITS
COMMON STOCK FOR WARRANT EXCHANGE OFFER

         NEW YORK, Oct. 16 -- Maxcor Financial Group Inc. (NASDAQ: MAXF) announced today the commencement of its exchange offer to acquire all of its outstanding Redeemable Common Stock Purchase Warrants (NASDAQ: MAXFW) and Series B Redeemable Common Stock Purchase Warrants (NASDAQ:MAXFZ). The exchange offer is being made on the basis of 0.1667 of a share of the Company's Common Stock for each and every outstanding Warrant. Accordingly, the Company will issue one whole share of Common Stock in exchange for every six Warrants (of either or both series) tendered and accepted in the exchange offer (with cash paid in lieu of fractional shares of Common Stock).

         The exchange offer will expire at 12 midnight (EST) on Thursday, November 13, 1997, unless extended. The Company's obligation to consummate the exchange offer is conditioned upon at least 95% of the aggregate outstanding warrants being validly tendered and not withdrawn prior to the expiration date (in addition to certain other customary conditions).

         Neither the Company nor its Board of Directors is making any recommendation to Warrant holders as to whether or not to tender their Warrants in the exchange offer. However, all directors and executive officers of the Company, and all stockholders beneficially owning more than 5% of the outstanding Common Stock, have indicated to the Company their current intention to tender in the exchange offer all of the Warrants owned by them. Such persons and entities collectively own approximately 49% of all outstanding Warrants.

         The Company will pay a solicitation fee of $.05 per Warrant to any eligible broker, dealer, bank or trust company who solicits Warrants tendered and accepted for exchange in the exchange offer (other than Warrants owned by directors, executive officers and 5% shareholders described above, by employees of the Company or by the soliciting entity).

         Details with respect to the exchange offer (including the circumstances under which and to whom the above-described solicitation fees will be payable) are set forth in the Company's Prospectus, dated October 16, 1997, and related Letter of Transmittal and other exchange offer materials that are being sent to all holders of record (as of October 15, 1997) of the Warrants. This news release does not constitute an offer to purchase or sell any securities, and the exchange offer is only being made pursuant to, and on the terms and conditions set forth in, the Prospectus and related Letter of Transmittal.

         The information agent for the exchange offer is D.F. King & Co., Inc. Additional copies of the Prospectus and other exchange offer materials may be obtained from the information agent by calling 1-800-207-3158.

         Maxcor Financial Group Inc. is a financial services holding company. Through its Euro Brokers subsidiaries, it is a leading domestic and international inter-dealer brokerage firm specializing in emerging market products, money market instruments, derivatives, natural gas and electricity, repurchase agreements and fixed income securities. Operating from principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City, the Company employs approximately 700 professionals and services a wide range of multinational banks, securities dealers and other financial institutions.